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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            GRC INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                                LMN CORPORATION
                                   AT&T CORP.
                       (NAME OF FILING PERSON -- OFFEROR)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  361922 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            MARILYN J. WASSER, ESQ.
                          VICE PRESIDENT AND SECRETARY
                                   AT&T CORP.
                           32 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10013-2412
                           TELEPHONE: (212) 387-5400
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                                    COPY TO:
                           STEVEN A. ROSENBLUM, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000
                            ------------------------

                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
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
                  $187,279,020                                      $37,455.81
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

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 12,485,268 shares of common stock, par value $.10 per share (the "Shares"), at a price per Share of $15.00 in cash. Such number of Shares represents all of the Shares outstanding as of January 31, 2000.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                               Page 1 of 5 Pages
                         Exhibit Index begins on Page 5
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     This Tender Offer Statement on Schedule TO is filed by AT&T Corp., a New
York corporation ("AT&T"), and LMN Corporation, a Delaware corporation and a wholly owned subsidiary of AT&T ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.10 per share (the "Shares"), of GRC International, Inc., a Delaware corporation ("GRC"), at a purchase price of $15.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of Schedule TO. The Agreement and Plan of Merger, dated as of February 14, 2000, among GRC, AT&T and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, the Non-Disclosure Agreement, dated December 21, 1999, between AT&T and GRC, a copy of which is attached as Exhibit (d)(2) hereto, the Stockholders Agreement dated as of February 14, 2000, among AT&T, Purchaser and Cilluffo Associates, L.P., a copy of which is attached as Exhibit (d)(3) hereto, the Stockholders Agreement, dated as of February 14, 2000, among AT&T, Purchaser and Gerald R. McNichols, a copy of which is attached as Exhibit (d)(4) hereto, the form of Employment and Consulting Agreement between Gary L. Denman and GRC, a copy of which is attached as Exhibit (d)(5) hereto, and the Employment Agreement, dated February 14, 2000, among Michael G. Stolarik, GRC and AT&T, a copy of which is attached as Exhibit (d)(6) hereto, are incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

     None of AT&T, Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 12.  EXHIBITS.

(a)(1)  Offer to Purchase dated February 22, 2000.
(a)(2)  Form of Letter of Transmittal.
(a)(3)  Form of Notice of Guaranteed Delivery.
(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(5)  Form of Letter to Clients for use by Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees.
(a)(6)  Text of press release issued by AT&T dated February 14, 2000
        (incorporated by reference to the Schedule TO filed by AT&T and Purchaser with the Securities and Exchange Commission on February 14, 2000).
(a)(7) Text of press release issued by AT&T dated February 22, 2000.
(a)(8)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(a)(9)  Form of summary advertisement dated February 22, 2000.
(b)     Not applicable.
(d)(1) Agreement and Plan of Merger, dated as of February 14, 2000, among GRC, AT&T and Purchaser.

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
(d)(2)  Non-Disclosure Agreement, dated December 21, 1999, between
        GRC and AT&T.
(d)(3)  Stockholders Agreement, dated as of February 14, 2000, among
        AT&T, Purchaser and Cilluffo Associates, L.P.
(d)(4)  Stockholders Agreement, dated as of February 14, 2000, among
        AT&T, Purchaser and Gerald R. McNichols.
(d)(5)  Form of Employment and Consulting Agreement between Gary L.
        Denman and GRC.
(d)(6)  Employment Agreement, dated February 14, 2000, among Michael
        G. Stolarik, GRC and AT&T.
(g)     None.
(h)     Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2000

                                          LMN CORPORATION

                                          By /s/   MARY JANE MCKEEVER
                                            ------------------------------------
                                            Name: Mary Jane McKeever
                                            Title: President

                                          AT&T CORP.

                                          By /s/   MARY JANE MCKEEVER
                                            ------------------------------------
                                            Name: Mary Jane McKeever
                                            Title: Vice President

                                 EXHIBIT INDEX

(a)(1)     Offer to Purchase dated February 22, 2000.
(a)(2)     Form of Letter of Transmittal.
(a)(3)     Form of Notice of Guaranteed Delivery.
(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(5)     Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.
(a)(6)     Text of press release issued by AT&T Corp. dated February
           14, 2000 (incorporated by reference to the Schedule TO filed by AT&T Corp. and LMN Corporation with the Securities and Exchange Commission on February 14, 2000).
(a)(7) Text of press release issued by AT&T dated February 22, 2000.
(a)(8)     Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(9)     Form of summary advertisement dated February 22, 2000.
(b)        Not applicable.
(d)(1) Agreement and Plan of Merger, dated as of February 14, 2000, among GRC International, Inc., AT&T Corp. and LMN
           Corporation.
(d)(2)     Non-Disclosure Agreement, dated December 21, 1999, between
           GRC International, Inc. and AT&T Corp.
(d)(3)     Stockholders Agreement, dated as of February 14, 2000, among
           AT&T Corp., LMN Corporation and Cilluffo Associates, L.P.
(d)(4)     Stockholders Agreement, dated as of February 14, 2000, among
           AT&T Corp., LNM Corporation and Gerald R. McNichols.
(d)(5)     Form of Employment and Consulting Agreement between Gary L.
           Denman and GRC International, Inc.
(d)(6)     Employment Agreement, dated February 14, 2000, among Michael
           G. Stolarik, GRC International, Inc., and AT&T Corp.
(g)        None.
(h)        Not applicable.

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